================================================================================

     As filed with the Securities and Exchange Commission on March 12, 2004
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             _______________________

                              HOLLYWOOD MEDIA CORP.
                              ---------------------
             (Exact name of registrant as specified in its charter)

                 Florida                                65-0385686
      -------------------------------     -----------------------------------
      (State or other jurisdiction of     (IRS Employer Identification Number)
      incorporation or organization)

       2255 Glades Road, Suite 221-A                Mitchell Rubenstein
         Boca Raton, Florida 33431                Chief Executive Officer
               (561) 998-8000                      Hollywood Media Corp.
     --------------------------------          2255 Glades Road, Suite 221-A
     (Address, including zip code and            Boca Raton, Florida 33431
  telephone number, including area code,        Telephone No. (561) 998-8000
    of registrant's principal executive         Facsimile No. (561) 998-2974
                 offices)                 --------------------------------------
                                         (Name, address, including zip code, and
                                          telephone number, including area code,
                                                   of agent for service)

                         Copies of communicatitions to:

                              Nina S. Gordon, P.A.
                                Broad and Cassel
                                7777 Glades Road
                                    Suite 300
                              Boca Raton, FL 33434
                          Telephone No. (561) 218-8856
                          Facsimile No. (561) 218-8978
                           ___________________________

        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

                           ___________________________

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================

                         CALCULATION OF REGISTRATION FEE

         Title of Each                                         Proposed Maximum         Proposed Maximum              Amount of
      Class of Securities                  Amount to            Offering Price         Aggregate Offering            Registration
        to Be Registered                Be Registered(1)          Per Share(2)               Price(2)                     Fee
-----------------------------------    ------------------     -------------------    ----------------------      -------------------
Common stock, par value $.01 per           6,180,901              $3.23(4)                 $19,964,310                 $2,529.48
     share (3)

Common stock, par value $.01 per           1,732,006(5)           $2.84(5)                 $ 4,918,897                 $  623.23
     share (3)

                                                                                                     TOTAL FEE:        $3,152.71

-----------------------------------

     (1) The registration statement also includes an indeterminate number of additional shares of common stock that may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends and similar transactions, which are included pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act").

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

     (3) Includes stock purchase rights that are attached to all shares of common stock of the Registrant in accordance with the Amended and Restated Rights Agreement between the Registrant and American Stock Transfer & Trust Company, dated as of August 23, 1996 (the "Rights Agreement"). These rights are not exercisable until the occurrence of events specified in the Rights Agreement, are evidenced by the certificates for the common stock, and are transferred along with and only with the common stock. The value attributable to these rights, if any, is reflected in the value of the common stock.

     (4) Calculated pursuant to Rule 457(c) under the Securities Act, on the basis of $3.23 per share, which was the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on March 10, 2004.

     (5) Represents shares of common stock that are issuable upon the exercise of warrants issued in the Registrant's February 2004 private offering, which warrants have an exercise price of $2.84 per share of common stock.

================================================================================
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MARCH 12, 2004
PROSPECTUS
----------
                        7,912,907 SHARES OF COMMON STOCK

                              HOLLYWOOD MEDIA CORP.

THE OFFERING:

         This prospectus relates to the resale of 5,773,355 shares of common stock issued to purchasers in our February 2004 private offering, 1,732,006 shares of common stock issuable upon the exercise of warrants issued to those purchasers and to the placement agent in the offering, and 407,546 other shares held by shareholders in our company. We are registering these shares of common stock pursuant to commitments to register the shares with the selling shareholders.

USE OF PROCEEDS:

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders, other than payment of the exercise price of the warrants. The selling shareholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers.

TRADING MARKET:

         Our common stock is quoted on the Nasdaq National Market under the symbol "HOLL." On March 10, 2004, the last reported sales price of our common stock on the Nasdaq National Market was $3.21 per share.

OFFERING EXPENSES:

         We will pay the expenses of registering the shares.

         YOU SHOULD CAREFULLY CONSIDER THE "RISKS OF INVESTING IN OUR SHARES" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

         These shares have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined whether this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

               THE DATE OF THIS PROSPECTUS IS _____________, 2004

                                TABLE OF CONTENTS

                                                                                                                    Page
                                                                                                                    ----

ABOUT THIS PROSPECTUS...................................................................................................3
RISKS OF INVESTING IN OUR SHARES........................................................................................4

Risks Related to Our Business...........................................................................................4

         We have a history of losses and an accumulated deficit.  Our operating results could fluctuate significantly on a quarterly and annual basis............................................................4

         We may not be able to compete successfully.....................................................................4

         We may not be able to successfully protect our trademarks and proprietary rights...............................5

         We must manage our growth in order to achieve the desired results..............................................7

         We are dependent on our ability to develop strategic relationships with media and entertainment organizations............................................................................................7

         Our operations could be negatively impacted by systems interruptions...........................................7

         We are subject to additional security risks by doing business over the Internet................................8

         We may not be able to adapt as technologies and customer expectations continue to evolve.......................8

         Government regulation of the internet could impact our business................................................8

         We are dependent on Mitchell Rubenstein and Laurie S. Silvers, our founders....................................8

         We may be liable for the content we make available on the Internet.............................................9

Risks Related to an Investment in Our Shares............................................................................9

         We have authorized but unissued preferred stock, which could affect rights of holders of common stock..............................................................................................9

         Our articles of incorporation, shareholders' rights plan and Florida law may discourage takeover attempts......9

         Our stock price is volatile...................................................................................10

         Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings...........................................................10

         Other economic factors may adversely affect our future results or the market price of our stock
               (including recession, war, terrorism)...................................................................10

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...................................................................10

ABOUT HOLLYWOOD MEDIA CORP.............................................................................................12

PROCEEDS FROM SALE OF THE SHARES.......................................................................................16

SELLING SHAREHOLDERS...................................................................................................16

HOW THE SHARES MAY BE DISTRIBUTED......................................................................................20

OUR CAPITAL STOCK......................................................................................................22

LEGAL OPINION..........................................................................................................25

EXPERTS................................................................................................................25

WHERE YOU CAN FIND MORE INFORMATION....................................................................................25

                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares covered hereby in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

                        RISKS OF INVESTING IN OUR SHARES

         The shares covered by this prospectus are speculative and involve a high degree of risk. You should carefully consider the following matters, as well as the other information in this prospectus, before investing. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

RISKS RELATED TO OUR BUSINESS

         WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT. OUR OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY ON A QUARTERLY AND ANNUAL BASIS.

         We have incurred significant losses since we began doing business. In the years ended December 31, 2002 and 2001 we had net losses of approximately $81.6 million and $41.8 million, respectively. As of December 31, 2002, we had an accumulated deficit of approximately $236.2 million. We may incur additional losses while we continue to grow our businesses. Our future success will depend on the continued growth in our various businesses, and our ability to generate ticketing, licensing, syndication and advertising revenues.

         In addition, our operating results may fluctuate significantly in the future as a result of a variety of factors, including:

     o seasonal variations in the demand for Broadway tickets and resulting variations in our revenue from Broadway ticket sales;

     o    our ability to sell advertisements to be displayed on our web sites;

     o seasonal trends in Internet usage and Internet sales and advertising placements;

     o our ability to enter into or renew strategic relationships and agreements with media organizations, web sites and authors;

     o the amount and timing of our marketing expenditures and other costs relating to the expansion of our operations;

     o new products, web sites or Internet services introduced by us or our competitors; and

     o technical difficulties, security concerns or system downtime affecting the Internet generally or the operation of our web sites in particular.

         As a result, our operating results for any particular period may not accurately predict our future operating results.

           WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

         TICKETING BUSINESSES. The market for ticketing services and products is intensely competitive and rapidly changing. The number of telephone services, online services, wireless services and web sites competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for customers, advertisers, members and content providers with the following categories of companies:

     o telephone services, wireless services and web sites targeted to entertainment enthusiasts, moviegoers, theatergoers and other eventgoers, which feature directories of movies, shows, events, showtimes, theater and event locations and related content, and also allow users to purchase tickets;

     o travel agents and other traditional ticketing organizations, companies, agents and brokers; and

     o the box office at each of the venues that hold events for which we sell tickets.

         INTERNET BUSINESSES. The market for Internet services and products is intensely competitive and rapidly changing. Competition could result in reduced traffic to our web sites, price reductions for content that we syndicate and advertising that we offer, a decline in product sales, reduced margins or loss of market share, any of which could cause a material decrease in our revenues. We compete, directly and indirectly, for advertisers, viewers, members and content providers with the following categories of companies:

     o online services or web sites targeted to entertainment enthusiasts, particularly moviegoers and theatergoers, such as IMDb.com;

     o publishers and distributors of traditional off-line media, such as television, radio and print, including those targeted to movie enthusiasts, many of which have established or may establish web sites, such as Eonline.com;

     o traditional movie and entertainment organizations and vendors or entertainment merchandise and products, including conventional retail stores and catalog retailers, many of which have established web sites, including Disney and Warner Bros.;

     o general purpose consumer online services such as AOL, Yahoo!, and MSN, each of which provides access to movie-related information and services; and

     o web search and retrieval and other online services, such as Yahoo! and other high-traffic web sites.

         We believe that the principal competitive factors in attracting and retaining users are the depth, breadth and timeliness of content, the ability to offer compelling and entertaining content and brand recognition. Other important factors in attracting and retaining users include ease of use, service quality and cost. We believe that the principal competitive factors in attracting and retaining advertisers include the number of users of our web site, the demographics of our users, price and the creative implementation of advertisement placements and sponsorship promotions. There can be no assurance that we will be able to compete favorably with respect to these factors.

         Based on our review of publicly available documents, we believe some of our existing competitors in both our ticketing and Internet businesses, as well as potential new competitors, have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger user bases than we do and, therefore, have significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than us to new or emerging technologies and changes in Internet user requirements and to devote greater resources than us to the development, promotion and sale of their services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than us to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would result in a decrease in our revenues. There can be no assurance that we will be able to compete successfully against current and future competitors, or that competitive pressures faced by us would not impair our ability to expand our operations or grow our revenues.

         INTELLECTUAL PROPERTIES AND BOOK DEVELOPMENT AND LICENSING BUSINESSES. Numerous companies and individuals are engaged in the book development business. We also compete with a large number of companies that license characters and properties into film, television, books and merchandise. Competition in these businesses is largely based on the number and quality of relationships that we are able to develop with authors and celebrities. There can be no assurance that our current or future competitors will not be successful in developing relationships with authors and celebrities with whom we have previously had relationships. Our revenues will decrease if we are unable to maintain these relationships or develop new relationships.

         WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR TRADEMARKS AND PROPRIETARY RIGHTS.

         INTERNET BUSINESSES. Our performance and ability to compete are dependent to a significant degree on our internally developed and licensed content and technology. We rely on a combination of copyright, trademark and trade secret laws, confidentiality and nondisclosure agreements with our employees and with third parties and contractual provisions to establish and maintain our proprietary rights. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate, or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries. In the future, litigation may be necessary to enforce and protect our trademarks, service marks, trade secrets, copyrights and other intellectual property rights. Any such litigation would be costly and could divert management's attention from other more productive activities. Adverse determinations in such litigation could result in the loss of certain of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our services.

         There can be no assurance that third parties will not bring copyright or trademark infringement claims against us, or claim that our use of certain technology violates a patent. Even if these claims are not meritorious, they could be costly and could divert management's attention from other more productive activities. If it is determined that we have infringed upon or misappropriated a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to us, if at all. The inability to obtain any required license on satisfactory terms could force us to incur expenses to change the way we operate our businesses. If our competitors prepare and file applications that claim trademarks owned or registered by us, we may oppose these applications and have to participate in administrative proceedings to determine priority of right in the trademark, which could result in substantial costs to us, even if the eventual outcome is favorable to us. An adverse outcome could require us to license disputed rights from third parties or to cease using such trademarks. In addition, inasmuch as we license a portion of our content from third parties, our exposure to copyright infringement or right of privacy or publicity actions may increase; because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins, ownership and right to use such licensed content and generally obtain indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representation. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms if at all.

         We own trademark registrations in the United States for many of the trademarks that we use, and some of our trademarks are registered in select foreign countries. We have also filed trademark applications in the United States and in select foreign countries for the marks HOLLYWOOD MEDIA CORP., HOLLYWOOD.COM, BROADWAY.COM and others. There can be no assurance that we will be able to secure adequate protection for these names or other trademarks in the United States or in foreign countries. If we obtain registration of those trademarks, we may not be able to prevent our competitors from using different trademarks that contain the words "Hollywood" or "Broadway." Many countries have a "first-to-file" trademark registration system; and thus we may be prevented from registering our marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possible leading to customer confusion.

         Our inability to protect our HOLLYWOOD.COM and BROADWAY.COM marks and other marks adequately could impair our ability to maintain and expand such brands and thus impair our ability to generate revenue from these brands.

         INTELLECTUAL PROPERTIES BUSINESS. Hollywood Media has applied for trademark and copyright protection for each of its major intellectual property titles. Hollywood Media currently has approximately 40 U.S. registered trademarks and three pending trademark applications related to this business, and Netco Partners currently has six U.S. registered trademarks and three pending trademark applications. As Hollywood Media's properties are developed, Hollywood Media intends to apply for further trademark and copyright protection in the United States and certain foreign countries.

         Copyright protection in the United States on new publications of works for hire extend for a term of 95 years from the date of initial publication or 120 years from the year of creation, whichever expires first. Trademark registration in the United States extends for a period of ten years following the date of registration. To maintain the registration, affidavits must be filed between the fifth and sixth years following the registration date affirming that the trademark is still in use in commerce and providing evidence of such use. The trademark registration must be renewed prior to the expiration of the ten-year period following the date of registration.

         WE MUST MANAGE OUR GROWTH IN ORDER TO ACHIEVE THE DESIRED RESULTS.

         We have significantly expanded our data syndication, Internet and ticketing operations over the past four years through our acquisitions of the businesses of hollywood.com, Inc., CinemaSource, Inc., Baseline II, Inc., BroadwayTheater.com, Inc., Theatre Direct NY, Inc. and FilmTracker, and through the launch of Broadway.com and MovieTickets.com. (Hollywood Media currently owns 26.4% of the equity of MovieTickets.com, Inc.). We plan to continue to expand our operations and market presence by entering into joint ventures, acquisitions, business combinations, investments, or other strategic alliances. These transactions create risks such as:

     o    problems retaining key technical and managerial personnel;
     o    the availability of financing to make acquisitions;
     o    additional expenses of acquired businesses; and
     o the inability to maintain relationships with the customers or other business partners of acquired businesses.

         We may not succeed in addressing these risks if we are not able to adequately develop or increase our management, operational and financial resources and systems. To the extent that we are unable to identify and successfully integrate future ventures into our operations, our growth strategy may not be successful and our stock price could decrease.

         WE ARE DEPENDENT ON OUR ABILITY TO DEVELOP STRATEGIC RELATIONSHIPS WITH MEDIA, ENTERTAINMENT AND INTERNET ORGANIZATIONS.

         The success of our operations is dependent in part on our ability to enter into and renew strategic relationships and agreements with media, entertainment and Internet organizations. Our intellectual property division is dependent on our ability to identify, attract and retain best-selling authors and media celebrities who create our intellectual properties. Our business could be harmed by the loss of the services of Dr. Martin H. Greenberg, who has been primarily responsible for developing relationships with the best-selling authors who create our intellectual properties. Dr. Greenberg owns the remaining 49% interest in Tekno Books through which we operate our intellectual properties division. Although many of the authors with whom we have relationships are bound to multiple book contracts, our ability to renew these contracts or enter into contracts with new authors would be impaired without the services of Dr. Greenberg.

           OUR OPERATIONS COULD BE NEGATIVELY IMPACTED BY SYSTEMS INTERRUPTIONS.

           The hardware and software used in our Internet and ticketing operations, or that of our affiliates, could be damaged by fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. Our web sites could also be affected by computer viruses, electronic break-ins or other similar disruptive problems. These system problems could affect our business. Insurance may not adequately compensate us for any losses that may occur due to any failures or interruptions in systems. General Internet traffic interruptions or delays could also harm our business. As with Internet web sites in general, our web sites may experience slower response times or decreased traffic for a variety of reasons. Additionally, online service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. To the extent our services are disrupted, we could lose users of our web sites and our ticketing and advertising revenues could decline.

         WE ARE SUBJECT TO ADDITIONAL SECURITY RISKS BY DOING BUSINESS OVER THE INTERNET.

         A significant obstacle to consumer acceptance of electronic commerce over the Internet has been the need for secure transmission of confidential information in transaction processing. Internet usage could decline if any well-publicized compromise of security occurred. We may incur additional costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If a third person were able to misappropriate our users' personal information or credit card information, we could be held liable for failure to adequately protect such information and subject to monetary damages to the extent our users suffer financial losses or other harm as a result thereof.

         WE MAY NOT BE ABLE TO ADAPT AS TECHNOLOGIES AND CUSTOMER EXPECTATIONS CONTINUE TO EVOLVE.

         To be successful, we must adapt to rapidly changing technologies by continually enhancing our web sites and ticketing services and introducing new services to address our customers' changing expectations. We must evaluate and implement new technologies that are available in the marketplace or risk that our customers will not continue using our services. Examples of technologies that we continue to implement or evaluate include those related to streaming and downloading of audio and video content on our web sites, delivery of content over wireless devices and the convergence of cable television, satellite and Internet services and delivery systems. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting providers of content and services through the Internet. Our customer base and thus our revenues could decrease if we cannot adapt to these changes.

         GOVERNMENT REGULATION OF THE INTERNET COULD IMPACT OUR BUSINESS.

         The application of existing laws and regulations to our business relating to issues such as user privacy, pricing, taxation, content, sweepstakes, copyrights, trademarks, advertising, and the characteristics and quality of our products and services can be unclear. We also may be subject to new laws and regulations related to our business. Although we endeavor to comply with all applicable laws and regulations and believe that we are in compliance, because of the uncertainty of existing laws and the possibility that new laws may be adopted, there is a risk that we will not be in full compliance.

         Several federal laws could have an impact on our business. The Digital Millennium Copyright Act establishes binding rules that clarify and strengthen protection for copyrighted works in digital form, including works used via the Internet and other computer networks. The Child Online Protection Act is intended to restrict the distribution of certain materials deemed harmful to children. The Children's Online Privacy Protection Act of 1998 protects the privacy of children using the Internet, by requiring, among other things, (1) that in certain specific instances the operator of a web site must obtain parental consent before collecting, using or disclosing personal information from children under the age of 13, (2) the operator of a web site to make certain disclosures and notices on the web site or online service regarding the collection, use or disclosure of such personal information, and (3) the operator of a web site or online service to establish and maintain reasonable procedures to protect the confidentiality, security and integrity of personal information collected from children under the age of 13. Our efforts to comply with these and other laws subject our business to additional costs, and failure to comply could expose our business to liability.

         WE ARE DEPENDENT ON MITCHELL RUBENSTEIN AND LAURIE S. SILVERS, OUR FOUNDERS.

         Mitchell Rubenstein, our Chairman of the Board and Chief Executive Officer, and Laurie S. Silvers, our Vice Chairman, President and Secretary, have been primarily responsible for our organization and development. The loss of the services of either of these individuals would hurt our business. If either of these individuals were to leave Hollywood Media unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. The employment agreements between Hollywood Media and each of these individuals provide, among other things, that if we terminate either of their agreements without "cause," we will have also terminated the other's agreement without "cause."

         Our future success will be dependent upon our ability to attract and retain qualified and creative key management personnel. The competition for qualified personnel in our industry and the limited availability of qualified individuals could make it difficult for us to attract and retain qualified personnel. If we do not succeed in attracting new qualified personnel, or retaining and motivating existing qualified personnel, we may not be able to grow our revenues or expand our operations.

         WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET.

         There is risk that we could become subject to various types of legal claims relating to the content we make available on our web sites or the downloading and distribution of such content, or the content we license for books, including claims such as defamation, invasion of privacy and copyright infringement. Although we carry liability insurance that covers some types of claims to a limited extent, our insurance may not cover all potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

         WE HAVE AUTHORIZED BUT UNISSUED PREFERRED STOCK, WHICH COULD AFFECT RIGHTS OF HOLDERS OF COMMON STOCK.

         Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

         OUR ARTICLES OF INCORPORATION, SHAREHOLDERS' RIGHTS PLAN AND FLORIDA LAW MAY DISCOURAGE TAKEOVER ATTEMPTS.

         Certain provisions of our articles of incorporation and our shareholders' rights plan may discourage takeover attempts and may make it more difficult to change or remove management. Our articles of incorporation authorize the issuance of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors. Under our shareholder's rights plan adopted in 1996, our Board of Directors declared a dividend of one right for each share of common stock. If certain events, such as a takeover bid not approved by our Board, occur, the rights will then entitle most holders to purchase at a specified price shares of a series of our preferred stock with special voting, dividend and other rights.

         In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company. The Florida "control share acquisitions" statute provides that shares acquired in a "control share acquisition" (which excludes transactions approved by our board of directors) will not have voting rights unless the voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power,
(b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

         The Florida "affiliated transactions" statute requires approval by disinterested directors or supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

         OUR STOCK PRICE IS VOLATILE.

         The trading price of our common stock has and may continue to fluctuate significantly. During the 24 months ended December 31, 2003, the trading price for our common stock on the Nasdaq National Market ranged from $6.63 to $0.68 per share. Our stock price may fluctuate in response to a number of events and factors, such as our quarterly operating results, announcements of new products or services, announcements of mergers, acquisitions, strategic alliances, or divestitures and other factors, including similar announcements by other companies that investors may consider to be comparable to us. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of the companies. These broad market and industry fluctuations may cause the market price of our stock to decrease, regardless of our operating performance.

         FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

         Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities. We may issue additional shares of common stock in connection with future financings, acquisitions or other transactions, or pursuant to outstanding stock options, warrants and other convertible securities, and we plan to issue additional stock options from time to time to our employees and directors. We are generally unable to estimate or predict the amount, timing or nature of future issuances or public sales of our common stock. Sales of substantial amounts of our common stock in the public market could cause the market price for our common stock to decrease. In addition, a decline in the price of our common stock would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

         OTHER ECONOMIC FACTORS MAY ADVERSELY AFFECT OUR FUTURE RESULTS OR THE MARKET PRICE OF OUR STOCK (INCLUDING RECESSION, WAR, TERRORISM).

         We operate in a rapidly changing economic and technological environment that presents numerous risks. Many of these risks are beyond our control and are driven by factors that we cannot predict. Economic recession, war, terrorism, international incidents, labor strikes and disputes, and other negative economic conditions may cause damage or disruption to our facilities, information systems, vendors, employees, customers and/or website traffic, which could adversely impact our revenues and results of operations, and stock price.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus or that are otherwise made by us or on our behalf about our financial condition, results of operations and business constitute "forward-looking statements," within the meaning of federal securities laws. Hollywood Media cautions readers that certain important factors may affect Hollywood Media's actual results, levels of activity, performance or achievements and could cause such actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements anticipated, expressed or implied by any forward-looking statements that may be deemed to have been made in this prospectus or that are otherwise made by or on behalf of Hollywood Media. For this purpose, any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, "forward-looking statements" are typically phrased using words such as "may," "will," "should," "expect," "plans," "believe," "anticipate," "intend," "could," "estimate," "pro forma" or "continue" or the negative variations thereof or similar expressions or comparable terminology. Factors that may affect Hollywood Media's results and the market price of our common stock include, but are not limited to:

     o    our continuing operating losses,
     o    negative cash flows from operations and accumulated deficit,
     o the need to manage our growth and integrate new businesses into Hollywood Media,
     o    our ability to develop strategic relationships,
     o    our ability to compete with other Internet companies,
     o technology risks and the general risk of doing business over the Internet,
     o    future government regulation,
     o    dependence on our founders, and
     o    the volatility of our stock price.

         Hollywood Media is also subject to other risks detailed herein, including those risk factors discussed in the "Risks of Investing in Our Shares" section as well as those discussed elsewhere in this prospectus or detailed from time to time in Hollywood Media's filings with the SEC.

         Because these forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We do not undertake any responsibility to review or confirm analysts' expectations or estimates or to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity or achievements and neither us nor any other person assumes responsibility for the accuracy and completeness of such statements.

                           ABOUT HOLLYWOOD MEDIA CORP.

         THIS IS ONLY A SUMMARY AND DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND THE RELATED FOOTNOTES, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, AS DISCUSSED IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS.

OVERVIEW

         Hollywood Media is a provider of information, data and other content, and ticketing, to consumers and businesses covering the entertainment, Internet and media industries. We manage a number of business units focused on the entertainment and media industries. Hollywood Media derives a diverse stream of revenues from this array of business units, including revenue from individual and group Broadway ticket sales, data syndication, subscription fees, content licensing fees, advertising, and book development.

         The mailing address of our principal executive office is 2255 Glades Road, Suite 221-A, Boca Raton, Florida 33431 and our telephone number is (561) 998-8000.

DATA SYNDICATION DIVISIONS

         Hollywood Media's Data Business is a provider of integrated database information and complementary data services to the entertainment and media industries. The Data Business consists of two divisions, the Source Business and Baseline/FilmTracker.

         The Source Business comprises three related lines of business:
CinemaSource, EventSource and AdSource.

         CINEMASOURCE. CinemaSource is the largest supplier of movie showtimes as measured by market share in the United States and Canada, and compiles movie showtimes data for more than 34,000 movie screens. Since its start in 1995, CinemaSource has substantially increased its operations and currently provides movie showtime listings to more than 200 newspapers, wireless companies, Internet sites, and other media outlets, including newspapers, such as The New York Times and The Washington Post; wireless companies such as Sprint PCS, AT&T Wireless, Cingular Wireless, Verizon and Vindigo; Internet companies including AOL's Moviefone and Digital City, MSN, Yahoo! and Lycos; and other media outlets. CinemaSource also syndicates entertainment news, movie reviews, and celebrity biographies. CinemaSource's data is displayed by its customers in local newspapers, on websites and through cell phone services, to provide moviegoers with information for finding and choosing movies, theaters and showtimes. CinemaSource collects a majority of these movie listings through electronic mediums such as email and FTP files, and collects additional listings through traditional mediums such as faxes and phone calls. Through annual and multi-year contracts, CinemaSource generates recurring revenue from licensing fees paid by its customers.

         EVENTSOURCE. We launched the EventSource business in 1999 as an expansion of the operations of CinemaSource. EventSource compiles and syndicates detailed information on community events in cities around the country, including concerts and live music, sporting events, festivals, fairs and shows, touring companies, community playhouses and dinner theaters throughout North America and in London's West End. The EventSource database contains detailed information for over 12,000 venues, and the EventSource services are monitored by individual city editors specializing in their respective markets. Hollywood Media believes that EventSource is the largest (based on market share), and the only national, compiler and syndicator of detailed information on community and cultural events in North America. EventSource's unique and diversified information is a content source for AOL's Digital City, as to which EventSource entered into an agreement in April 2000 to provide event listings for 200 cities nationwide. In addition to Digital City, other EventSource customers include The New York Times, Vindigo, Earthlink and VoltDelta. Through annual and multi-year contracts, EventSource generates recurring revenues from licensing fees.

         ADSOURCE. We launched AdSource during the first quarter of 2002 as yet another expansion of the CinemaSource operations. AdSource leverages the movie theater showtimes from the CinemaSource data collection systems and our relationships with various movie exhibitors, to provide our movie-exhibitor customers with directory advertising for insertion in newspapers around the country. Our customers include AMC Theatres, a major theater chain. The types of ads created by AdSource include the weekly movie ads typically carried in newspapers, which highlight a particular movie theater where the film is playing and the start times. Through a web-based data system, AdSource is able to create ads using showtimes data from the CinemaSource database. These advertisements are delivered to the newspapers in one of several formats, ready for publication.

         BASELINE/FILMTRACKER. Baseline is a comprehensive entertainment database, research service, and application service provider offering information to movie studios, production companies, movie and TV distributors, entertainment agents, managers, producers, screenwriters, news organizations, and financial analysts covering the entertainment industry. Baseline's film and television database contains over 14,000 celebrity biographies, credits for over 125,000 released feature films, television series, miniseries, TV movies and specials dating back nearly 100 years, over 15,000 film and television projects in every stage of development and production, over 1,900 movie reviews, box office grosses dating back nearly 20 years, over 17,000 company rosters and representation/contact information for over 19,000 entertainment professionals. Baseline provides applications that allow entertainment professionals to streamline workflow, increase efficiency, and expand market awareness. Baseline offers its data and application modules on an annual subscription basis, syndicates data to a number of leading information aggregators and publications, and also provides data on a pay-per-use basis. Baseline's customers include four movie studios, numerous production companies, law firms, investment banks, news agencies, magazines, advertising agencies, consulting firms and other professionals in the entertainment industry. Baseline's customer base includes Bloomberg, Daily Variety, People Magazine, Lexis-Nexis, NBC, HBO, ABC, Showtime, the Directors Guild of America, DreamWorks SKG and Universal Studios. The current Baseline/FilmTracker service resulted from our January 2002 acquisition of FilmTracker, a provider of information services in the feature film and television industries. Our previously existing Baseline service was integrated with FilmTracker in the first quarter of 2002, resulting in a combined service that incorporates Baseline's data into FilmTracker's content management system, data and interface. Since the integration with FilmTracker in the first quarter of 2002, the combined unit has signed multi-year licensing contracts with four movie studios.

BROADWAY TICKETING DIVISION

         THEATRE DIRECT INTERNATIONAL, BROADWAY.COM AND 1-800-BROADWAY. We acquired Theatre Direct International ("TDI") as of September 15, 2000. Founded in 1990, TDI is a live theater ticketing wholesaler that provides groups and individuals with access to theater tickets and knowledgeable service, covering shows on Broadway, off-Broadway, and in London's West End. TDI sells tickets directly to group buyers including travel agents and tour groups. TDI also manages a marketing cooperative that represents participating Broadway shows to the travel industry around the world. In addition, TDI's education division, Broadway Classroom, markets group tickets and educational programs to schools across the country. We launched Broadway.com on May 1, 2000. Broadway.com offers the ability to purchase Broadway, off-Broadway and London's West End theater tickets online. In addition, the site provides a wide variety of editorial content about the theater business, feature stories, opening nights, star profiles, photo opportunities and a critical roundup of reviews. Our 1-800-BROADWAY toll-free number, which we acquired in October 2001, compliments the online ticketing and information services available through Broadway.com. TDI's offline ticketing service complements the online ticketing services available on our Broadway.com and our ticket sales through our 1-800-BROADWAY number.

         The combined businesses provide theater ticketing and related content for over 100 venues in multiple markets to consumer households and over 20,000 travel agencies, tour operators, corporations, educational institutions and affiliated websites. Our Broadway ticketing division employs a knowledgeable sales force that offers ticket buyers a concierge-style service that includes show recommendations, hotel packages and dinner choices.

INTERNET DIVISIONS

         HOLLYWOOD.COM. Hollywood.com is a premier online entertainment destination and movie industry information and services website. Hollywood.com generates revenue by selling advertising on its website. Hollywood.com features in-depth movie information, including movie descriptions and reviews, movie showtimes listings, entertainment news and an extensive multimedia library containing hundreds of hours of celebrity interviews, premier coverage and behind-the-scenes footage. Hollywood.com provides premier content and online ticketing services for movies creating a "one-stop destination" for movie information. Some of the advertisers who have advertised on Hollywood.com include Walt Disney Studios, New Line Cinema, Sony Studios, General Motors, Universal Studios, Visa, Colgate, HBO, A&E, British Airways, MGM, US Army, AT&T, Chase, Ford, Kodak, Fox and Warner Bros.

         As a result of its relationship with Hollywood Media's Data Business (CinemaSource and Baseline), Hollywood.com has access to a constantly updated database of information related to movies and entertainment. We believe these sources of content provide Hollywood.com with a competitive advantage over other entertainment-related websites that incur significant costs to create content of comparable quality and scope.

         Hollywood.com has further established its presence in the wireless arena. Through agreements with wireless carriers (AT&T, Cingular, Sprint and Verizon), Hollywood.com provides a movie and entertainment destination on a variety of mobile phones.

         BROADWAY.COM. We launched Broadway.com on May 1, 2000. Broadway.com features: the ability to purchase Broadway, off-Broadway and London's West End theater tickets online; theater showtimes; the latest theater news; interviews with stage actors and playwrights; opening-night coverage; original theater reviews; and video excerpts from selected shows. Broadway.com also offers current box office results, show synopses, cast and crew credits and biographies, digitized show previews, digitized showtunes, and an in-depth Tony Awards(R) area. Broadway.com generates revenue from the sale of both tickets and advertising, with its principal business purpose being to generate ticket sales.

         CABLE NETWORK INITIATIVES. To further leverage our base of proprietary content, Hollywood Media launched two interactive digital cable television channels in 2002: "Totally Hollywood TV" and "Totally Broadway TV." Both cable channels utilize existing Hollywood Media content and are designed for distribution on digital tiers of cable TV systems. The cable TV channels complement Hollywood Media's existing business units. Totally Hollywood TV and Totally Broadway TV offer audiences interactive entertainment and information, with on-demand video content including premiers, movie previews, reviews, behind-the-scenes footage, interviews and more, as well as up-to-date showtimes for the latest movies and current Broadway shows. Both networks use Hollywood Media's content, news and information covering the entertainment industry, and were available initially to Cablevision System Corporation's iO: Interactive Optimum subscribers in the Long Island, Warwick Valley, New York, and Morris County, New Jersey, markets. During the fourth quarter of 2002, Hollywood Media Corp. extended its cable television initiative to a second major cable operator, Cox Communications, which added Totally Hollywood TV to its video-on-demand ("VOD") service in the San Diego, California market. Subscribers to Cox Cable San Diego's digital TV service are now able to view, on Totally Hollywood TV, movie previews and related content for the newest movies in theaters.

INTELLECTUAL PROPERTIES BUSINESS

         BOOK DEVELOPMENT AND BOOK LICENSING. Our intellectual properties division includes a book development and book licensing business owned and operated by our 51% owned subsidiary, Tekno Books, which develops and executes book projects, typically with best-selling authors. Tekno Books has worked with more than 60 New York Times best-selling authors, including Isaac Asimov, Tom Clancy, Tony Hillerman, John Jakes, Jonathan Kellerman, Dean Koontz, Robert Ludlum, Nora Roberts and Scott Turow, and numerous media celebrities, including Louis Rukeyser and Leonard Nimoy. Our intellectual properties division has licensed books for publication with more than 100 domestic book publishers, including Random House (Bertelsmann), Penguin Publishing Group (Pearson), Simon & Schuster (Viacom), HarperCollins (News Corp.), St. Martin's Press (Holtzbrink of Germany), Warner Books (AOL Time Warner) and the publishing division of

Barnes & Noble. Tekno Books has also produced numerous books under license from such entertainment companies as Universal Studios, New Line Cinema, CBS Television, DC Comics (AOL Time Warner), and MGM Studios. Since 1980, Tekno Books has developed over 1,550 books that have been published. Another 3,150 foreign, audio, paperback, electronic, and other editions of these books have been sold to hundreds of publishers around the world, and published in 33 languages. Tekno's books have been finalists for, or winners of, more than 100 awards, including The Edgar Allan Poe Award, The Agatha Christie Award (Mystery), The Hugo Award (Science Fiction), The Nebula Award (Fantasy), The International Horror Guild Award (Horror) and The Sapphire Award (Romance). Tekno Books' current backlog and anticipated books for future publishing include more than 270 books under contract or in final negotiations, including more than 60 books by New York Times best-selling authors. We are expanding into one of the largest areas of publishing, which is romance fiction, and one of the fastest growing areas of publishing, which is the Christian book market. In January 2003, Tekno Books was engaged to create two new spin-off series based on the best-selling Left Behind series. The Chief Executive Officer of Tekno Books, Dr. Martin H. Greenberg, is the owner of the remaining 49% interest in Tekno Books.

         INTELLECTUAL PROPERTIES. Our intellectual properties division owns the exclusive rights to intellectual properties that are complete stories and ideas for stories, created by best-selling authors and media celebrities. Some examples of our intellectual properties are Anne McCaffrey's Acorna the Unicorn Girl, Leonard Nimoy's Primortals, and Mickey Spillane's Mike Danger. We license rights to our intellectual properties for use by licensees in developing projects in various media forms. We generally obtain the exclusive rights to the intellectual properties and the right to use the creator's name in the titles of the intellectual properties (e.g., Mickey Spillane's Mike Danger and Leonard Nimoy's Primortals).

         NETCO PARTNERS. In June 1995, Hollywood Media and C.P. Group Inc. ("C.P. Group"), entered into an agreement to form NetCo Partners. NetCo Partners owns Tom Clancy's NetForce. Hollywood Media and C.P. Group are each 50% partners in NetCo Partners. Tom Clancy is a shareholder of C.P. Group. At the inception of the partnership, C.P. Group contributed to NetCo Partners all rights to Tom Clancy's NetForce, and Hollywood Media contributed to NetCo Partners all rights to Tad Williams' MirrorWorld, Arthur C. Clarke's Worlds of Alexander, Neil Gaiman's Lifers, and Anne McCaffrey's Saraband. In 1997, NetCo Partners licensed to Putnam Berkley the rights to publish the first six Tom Clancy's NetForce books in North America for advance payments of $14 million. This agreement was subsequently renewed in December 2001 for four more books with guaranteed advances for North American book rights of $2 million per book for the first two books, with the amount of the advance payable as to the next two books to be negotiated at a later date. The first book in the series was adapted as a four-hour mini-series on ABC. NetForce books have so far been published in mass market paperback format with the potential to produce forthcoming books in the higher priced hard cover format. NetCo owns all rights in all media to the NetForce property, including film, television, video and games. NetCo licenses NetForce book rights to publishers in various foreign countries. Through its interest in NetCo, Hollywood Media receives distributions of its share of proceeds generated from the rights to the NetForce series.

         MOVIETICKETS.COM, INC. MovieTickets.com is one of the three leading destinations for the purchase of movie tickets through the Internet; our two competitors (other than some theaters that may conduct their own Internet ticket sales) are Fandango and AOL Moviefone. Hollywood Media launched the MovieTickets.com web site in May 2000 with several major theater exhibitors. Hollywood Media currently owns 26.4% of the equity of MovieTickets.com, Inc. MovieTickets.com, Inc. entered into an agreement with Viacom Inc. effective August 2000 whereby Viacom Inc. acquired a 5% interest in MovieTickets.com, Inc. for $25 million of advertising and promotion over five years. In addition to the Viacom advertising and promotion, MovieTickets.com is promoted through on-screen advertising in most participating exhibitors' theaters. In March 2001, AOL purchased a non-interest-bearing convertible preferred equity interest in MovieTickets.com for $8.5 million in cash, which can be converted into approximately 3% of the common stock of MovieTickets.com, Inc. In connection with that transaction, MovieTickets.com's ticket inventory is promoted throughout America Online's interactive properties and ticket inventory of AOL's Moviefone is available through MovieTickets.com. MovieTickets.com has been selected by several other online destinations as the exclusive provider for online movie ticketing services.

         MovieTickets.com. Inc.'s current participating exhibitors include AMC Entertainment Inc., National Amusements, Inc., Famous Players Inc., Hoyts Cinemas, Marcus Theaters, Consolidated Theaters, Crown Theatres, Krikorian Premiere Theatres, Metropolitan Theatres, Rave Motion Pictures, Ritz Theatres and Spotlight Theatres. MovieTickets.com exhibitors operate theaters located in all of the top 20 markets and approximately 70% of the top 50 markets in the United States and Canada, and represent approximately 50% of the top 50 grossing theaters in North America. Additionally, MovieTickets.com recently launched in the United Kingdom. The MovieTickets.com web site allows users to purchase movie tickets and retrieve them at "will call" windows or kiosks at theaters. The web site also features bar-coded tickets that can be printed at home and presented directly to the ticket taker at participating theaters. The web site contains movie content from Hollywood Media's various divisions for all current and future release movies, movie reviews and synopses, digitized movie trailers and photos, and box office results. The web site generates revenues from service fees charged to users for the purchase of tickets and the sale of advertising, which includes ads on the "print-at-home" ticket.

                        PROCEEDS FROM SALE OF THE SHARES

         We will receive no proceeds from the sale of any of or all of the shares being offered by the selling shareholders under this prospectus. We will receive an amount of up to approximately $4.9 million upon the exercise of the warrants, if exercised, as to which we are registering the underlying shares of common stock. We estimate we will spend approximately $________ in registering the offered shares.

                              SELLING SHAREHOLDERS

         We are registering all 7,912,907 shares of common stock covered by this prospectus on behalf of the selling shareholders named in the table below, of which 6,180,901 shares are currently outstanding and 1,732,006 shares are subject to issuance under outstanding warrants. We issued the shares and the warrants exercisable for shares to the selling shareholders in a private placement in February 2004, except for an aggregate of 407,546 shares covered by this prospectus that were issued in other transactions as indicated below. We have registered the shares to permit the selling shareholders and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

         The table below identifies the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists the number and percentage of shares of common stock beneficially owned by each selling shareholder as of March 1, 2004, based on each selling shareholder's ownership of shares and warrants and the ownership by certain of the selling shareholders of other shares of common stock, and assumes the exercise of all warrants.

         The third column lists each selling shareholder's portion, based on agreements with us, of the shares of common stock being offered by this prospectus. The selling shareholders may sell all, some or none of such shares in this offering. See "How the Shares May Be Distributed" below.

         The fourth column lists the number and percentage of shares of common stock that would be beneficially owned by each selling shareholder after completion of the offering contemplated hereby, assuming that all the shares covered by this prospectus are sold and assuming that all shares not covered by this prospectus continue to be held by the selling shareholders.

         The selling shareholders have not been employed by, held office in, or had any other material relationship with us or any of our affiliates within the past three years except as described in the footnotes to the table below.

                                                    OWNERSHIP OF COMMON                                    OWNERSHIP OF COMMON
                                                   STOCK BEFORE OFFERING            NUMBER OF              STOCK AFTER OFFERING
                                                   ---------------------          SHARES BEING           ------------------------
           SELLING SHAREHOLDERS                   NUMBER        PERCENTAGE(1)      OFFERED(2)             NUMBER    PERCENTAGE(1)
--------------------------------------------      ------        -------------      ----------             ------    -------------
033 Growth Partners I, L.P. (3)                   659,303           2.37%            659,303                 --          --

033 Growth Partners II, L.P. (3)                  205,858             *              205,858                 --          --

Oyster Pond Partners, L.P. (3)                    151,441             *              151,441                 --          --

033 Growth International Fund, Ltd. (3)           327,486           1.18%            327,486                 --          --

Potomac Capital Partners, LP                      387,500           1.40%            387,500                 --          --

Potomac Capital International Ltd.                 88,750             *               88,750                 --          --

Pleiades Investment Partners - R, L.P.            273,750             *              273,750                 --          --

Prism Offshore Fund, Ltd. (4)                     381,150           1.37%            381,150                 --          --

Prism Partners, L.P. (4)                          297,275           1.07%            297,275                 --          --

Prism Partners QP, L.P. (4)                        71,575             *               71,575                 --          --

Westfield Life Sciences Fund LP                   150,000             *              150,000                 --          --

Westfield Life Sciences Fund II LP                600,000           2.16%            600,000                 --          --

The Lynch Foundation, Peter S. Lynch              223,000             *              200,000             23,000          *
Trustee (5)

Peter S Lynch & Carolyn A. Lynch JTWROS (5)       256,250             *              256,250                 --          --

The Lynch Children's Trust fbo Anne Lynch,         25,000             *               25,000                 --          --
Carolyn A Lynch, Trustee (5)

The Lynch Children's Trust fbo Elizabeth           25,000             *               25,000                 --          --
Lynch, Carolyn A Lynch, Trustee (5)

The Lynch Children's Trust fbo Mary Lynch,         25,000             *               25,000                 --          --
Carolyn A. Lynch, Trustee (5)

Peter S. Lynch Charitable Lead Annuity             27,500             *               27,500                 --          --
Trust, Carolyn A. Lynch, Trustee (5)

                                                    OWNERSHIP OF COMMON                                    OWNERSHIP OF COMMON
                                                   STOCK BEFORE OFFERING            NUMBER OF              STOCK AFTER OFFERING
                                                   ---------------------          SHARES BEING           ------------------------
           SELLING SHAREHOLDERS                   NUMBER        PERCENTAGE(1)      OFFERED(2)             NUMBER    PERCENTAGE(1)
--------------------------------------------      ------        -------------      ----------             ------    -------------
Peter S. Lynch Charitable Lead Unitrust,           27,500             *               27,500                 --          --
Carolyn A. Lynch, Trustee (5)

Peter S. Lynch & Carolyn A. Lynch 1999            163,750             *              163,750                 --          --
Unitrust, Carolyn A. Lynch, Trustee (5)

Shannon River Partners, LP (6)                    392,546           1.42%            101,233            291,313        1.05%

Shannon River Partners II, LP (6)                 326,790           1.18%            228,873             97,917          *

Wynnefield Partners, Small Cap Value, LP I        570,175           2.06%             29,875            540,300        1.95%
(6)

Wynnefield Partners, Small Cap Value, LP          566,325           2.05%             27,625            538,700        1.95%
(6)

Wynnefield Small Cap Value Offshore Fund,         379,825           1.37%             21,125            358,700        1.30%
Ltd. (6)

Channel Partnership II, GP                         30,125             *               30,125                 --          --

Leonardo, L.P.  (7)                             1,806,388           6.24%            343,750          1,462,638        5.29%

Sherleigh Associates Inc. Profit Sharing          827,985           2.99%            401,585            426,400        1.54%
Plan (8)

Bonanza Master Fund, Ltd. (9)                     412,500           1.49%            312,500            100,000          *

Proximity Fund LP                                 125,000             *              125,000                 --          --

Proximity Partners LP                             125,000             *              125,000                 --          --

Straus Partners L.P.                              131,250             *              131,250                 --          --

Straus-Gept Partners L.P.                          87,500             *               87,500                 --          --

Precept Capital Master Fund, G.P.                 292,500           1.06%            162,500            130,000          *

Cabernet Partners, L.P.                            62,500             *               62,500                 --          --

Insignia Partners, L.P.                            62,500             *               62,500                 --          --

Kensington Partners, L.P.                         100,812             *              100,812                 --          --

                                                    OWNERSHIP OF COMMON                                    OWNERSHIP OF COMMON
                                                   STOCK BEFORE OFFERING            NUMBER OF              STOCK AFTER OFFERING
                                                   ---------------------          SHARES BEING           ------------------------
           SELLING SHAREHOLDERS                   NUMBER        PERCENTAGE(1)      OFFERED(2)             NUMBER    PERCENTAGE(1)
--------------------------------------------      ------        -------------      ----------             ------    -------------
Bald Eagle Fund, Ltd.                               5,438             *                5,438                 --          --

WS Opportunity Fund, L.P. (10)                     29,750             *               29,750                 --          --

WS Opportunity Fund International, Ltd.            39,375             *               39,375                 --          --
(10)

WS Opportunity Fund (QP), L.P. (10)                37,125             *               37,125                 --          --

Sandor Capital Master Fund, L.P. (11)              93,750             *               93,750                 --          --

Geduld Capital Partners, LP                        93,750             *               93,750                 --          --

FlyLine Holdings, Ltd.                             62,500             *               62,500                 --          --

Neal I. Goldman                                    62,500             *               62,500                 --          --

Bonanza Fund, LP (12)                             102,350             *               56,250             46,100          --

Westpark Capital, L.P.                             50,000             *               50,000                 --          --

Richard Molinsky                                   33,750             *               33,750                 --          --

Rajo Capital Management LLC                        12,500             *               12,500                 --          --

Roth Capital Partners, LLC (13)                   288,667           1.03%            288,667                 --          --

Cameron Mackintosh, Inc. (14)                     262,000             *              262,000                 --          --

Hayden Communications, Inc. (15)                   87,711             *               87,711                 --          --

-------------------------
*Less than 1%.

(1) For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares which such person has the right to acquire under warrants or otherwise are deemed to be outstanding for such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Hollywood Media had 27,668,946 outstanding shares of common stock as of March 1, 2004.

(2) Except as otherwise described in the footnotes below, 80% of the number of shares indicated in the third column ("Number of Shares Being Offered") are comprised of outstanding shares and 20% are subject to issuance upon exercise of warrants.

(3) 033 Asset Management, LLC ("033") is the investment manager of this selling shareholder, and may be deemed a beneficial owner of the shares owned by this selling shareholder. Lawrence C. Longo, Jr., the Chief Operating Officer of 033, and Michael T. Vigo, managing member of 033, may be deemed beneficial owners of shares beneficially owned by 033. Messrs. Longo and Vigo disclaim beneficial ownership of the shares.

(4) Delta Partners, LLC ("Delta") is the investment manager of this selling shareholder, and may be deemed a beneficial owner of the shares owned by this selling shareholder. Chris Argyrople and Charles Jobson, managing members of Delta, may be deemed beneficial owners of shares beneficially owned by Delta.

(5) Peter S. Lynch and/or Carolyn A. Lynch may be deemed to be beneficial owners of the shares held by these selling shareholders.

(6) Shares owned by these selling shareholders may be deemed to be beneficially owned by Shannon River Capital Management, LLC and/or Wynnefield Capital Management, LLC.

(7) In addition to the shares being offered hereby, the selling shareholder's ownership before offering includes (a) 250,079 outstanding shares of common stock, (b) up to 909,090 shares of common stock issuable upon conversion of Hollywood Media's 6% Senior Convertible Debentures Due 2005 and (c) up to 303,469 shares of common stock issuable upon exercise of warrants. Angelo, Gordon & Co., L.P., a director of Leonardo Capital Management Inc., the general partner of Leonardo, L.P., may be deemed to be a beneficial owner of the shares owned by Leonardo, L.P.

(8) The shares being offered include 332,835 currently outstanding shares (57,835 of such shares were acquired prior to the February 2004 private placement), and 68,750 shares subject to issuance upon exercise of warrants.

(9) The general partner of this selling shareholder, Bernay Box & Co., and its President, Bernay Box, may be deemed to be beneficial owners of shares owned by the selling shareholder.

(10) Patrick R. Walker, Reid S. Walker and G. Stacy Smith may be deemed to be beneficial owners of the shares held by these selling shareholders.

(11) The general partner of this selling shareholder, John S. Lemak, may be deemed to be a beneficial owner of shares owned by the selling shareholder.

(12) The general partner of this selling shareholder, Conquest Capital, LLC, and its partners, Timothy M. Kelly and Hunter Ziesing, may be deemed to be beneficial owners of shares owned by the selling shareholder.

(13) The shares being offered are all issuable upon exercise of warrants issued in connection with the February 2004 private placement, in which this selling shareholder acted as placement agent for Hollywood Media. The Chief Executive Officer and the Chief Financial Officer of this selling shareholder, Byron Roth and Gordon Roth, respectively, may be deemed to be beneficial owners of shares owned by the selling shareholder.

(14) The shares being offered are currently outstanding, and were issued in connection with Hollywood Media's satisfaction of two promissory notes, which were issued by Hollywood Media to the selling shareholder as part of the purchase price in connection with Hollywood Media's acquisition of Theatre Direct NY, Inc. ("TDI") from this selling shareholder in September 2000. The remaining notes payable balance has been satisfied in full by Hollywood Media.

(15) The shares being offered are currently outstanding. The selling shareholder provides investor relations services to Hollywood Media.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock registered hereunder on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o settlement of short sales (other than short sales established prior to the effectiveness of the registration statement to which this prospectus is a part);

o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them (including shares underlying the warrants) and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successor in interest as a selling shareholder under this prospectus.

         Upon a selling shareholder notifying us in writing that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon a selling shareholder notifying us in writing that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

         The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has represented and warranted to the company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We are required to pay our fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling shareholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

         Each share of common stock is sold together with certain stock purchase rights pursuant to a shareholders' rights plan (or "poison pill"). These rights are described in the Amended and Restated Rights Agreement that we filed with the SEC on October 20, 1999 as an exhibit to a Current Report on Form 8-K (as amended by Amendment No. 1 thereto that we filed with the SEC on December 10, 2002 as an exhibit to a Current Report on Form 8-K). See "Where You Can Find More Information" below.

                                OUR CAPITAL STOCK

SHARES AUTHORIZED AND OUTSTANDING

         Our third amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of March 1, 2004, 27,668,946 shares of common stock were outstanding and no shares of preferred stock were outstanding. The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

RIGHTS OF HOLDERS OF OUR COMMON STOCK

         Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors in its discretion, from legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share proportionately in our legally available assets, after all our debts and liabilities and the liquidation preference of any outstanding shares of our preferred stock are paid.

         The common stock has no preemptive rights and no subscription, redemption or conversion privileges. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors will be able to elect all members of the Board of Directors. A majority vote will also be sufficient for other actions that require the vote or concurrence of shareholders. All of our outstanding shares of common stock are, and the shares to be sold in this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK ISSUABLE WITHOUT APPROVAL BY HOLDERS OF OUR COMMON STOCK

         AUTHORITY OF BOARD OF DIRECTORS TO ISSUE PREFERRED STOCK. Without any further vote or action by our shareholders, the Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to determine the number of shares in a series and the voting powers, preferences and relative rights and restrictions of each series, including the dividend rights and dividend rate, the terms of redemption (including sinking fund provisions), redemption price or prices, the conversion rights, and the liquidation preferences of the shares of each series.

         EFFECTS OF ISSUANCE OF PREFERRED STOCK ON HOLDERS OF OUR COMMON STOCK. The issuance of preferred stock by the Board of Directors could result in a class of securities outstanding that has preferences with respect to voting rights and dividends, and/or in liquidation, over our common stock. These shares may also be convertible into common stock, and then would enjoy all of the rights of common stock.

         PREVIOUSLY ISSUED SERIES OF PREFERRED STOCK. We previously designated various series of preferred stock, including Series A, Series B, Series C, Series D-1 and Series D-2. All of the previously issued shares of Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Stock have been converted into shares of our common stock and therefore are no longer outstanding.

         In conjunction with the original issuance of the Series A Preferred Stock, we and certain holders of our common stock (Mitchell Rubenstein, Laurie
S. Silvers, Martin H. Greenberg and Gannett Co., Inc. (as successor to Asbury Park Press, Inc.)) agreed that one nominee of Tekno Simon, LLC, the holder of the Series A Preferred Stock, would be appointed to the Board of Directors. These shareholders agreed to vote their shares for election of this nominee. The current nominee is Deborah J. Simon, who was first appointed to the Board of Directors in November 1996.

ANTI-TAKEOVER PROVISIONS

         We have various measures in place that could discourage, delay or prevent a change in control even if the holders of our common stock would prefer a change. These measures include:

         o POWER TO ISSUE BLANK CHECK PREFERRED STOCK. Our Third Amended and Restated Articles of Incorporation authorize the issuance of "blank check" preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors.

         o SHAREHOLDERS' RIGHTS PLAN. In August 1996, we adopted a shareholders' Rights Plan entitling each share of our common stock to certain rights. On October 18, 1999, we amended the shareholders' Rights Plan. Pursuant to the terms of the original shareholders' Rights Plan, the Board of Directors of Hollywood Media declared a dividend of one right for each share of common stock outstanding as of September 4, 1996. Pursuant to the terms of the shareholders' Rights Plan, as amended, each Right now entitles the registered holder to purchase from us one one-thousandth (1/1,000) of a share of a new series of preferred shares, designated as Series E Junior Preferred Stock, at a price of $100.00 per one one-thousandth (1/1,000) of a share, subject to certain triggering events and adjustment terms. The description and terms of the Rights and the shareholders' Rights Plan, as amended, are set forth in an Amended and Restated Rights Agreement between Hollywood Media and American Stock Transfer & Trust Company, as Rights Agent, dated as of August 23, 1996. The Series E Junior Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of Hollywood Media's preferred stock. The Series E Junior Preferred Stock may not be issued except upon exercise of Rights. Each share of the Series E Junior Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $0.001 per share and 1,000 times the cash dividends declared on Hollywood Media's common stock. In addition, the Series E Junior Preferred Stock is entitled to 1,000 times any non-cash dividends (other than dividends payable in equity securities) declared on the common stock, in like kind. In the event of liquidation, the holders of Series E Junior Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $1,000 or 1,000 times the payment made per share of common stock. Each share of Series E Junior Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series E Junior Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights of Series E Junior Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. Fractions of shares of Series E Junior Preferred Stock (other than fractions that are integral multiples of one one-thousandth (1/1,000) of a share) may, at the election of Hollywood Media, be evidenced by depositary receipts. Hollywood Media may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth (1/1,000) of a share. The terms of the amended shareholders' Rights Plan grant Hollywood Media's Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange each then valid Right (which would exclude Rights held by the Acquiring Person (as defined in the Amended and Restated Rights Agreement) that have become void) for that number of shares of Hollywood Media's common stock having a fair market value on the date of such 15% acquisition equal to the excess of (i) the value of the shares of Preferred Stock issuable upon exercise of the Right in the event of such acquisition over (ii) the exercise price of the Right, in each case as adjusted. These rights may cause substantial dilution to a person or group that attempts to acquire us in a manner or on terms not approved by the Board of Directors. The shareholders' Rights Plan is intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, the Board of Directors. The shareholders' Rights Plan, however, may discourage a future acquisition of us, including an acquisition in which our shareholders might otherwise receive a premium for their shares.

         o FLORIDA LAWS. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. We are subject to several anti-takeover provisions under Florida law that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares approve the granting of voting rights to the acquiring party. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power: (i) 1/5 or more but less than 1/3; (ii) 1/3 or more but less than a majority; and
                  (iii) a majority or more. There are some exceptions to the "control share acquisition" rules. The Florida Business Corporation Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the corporation has not had more than 300 shareholders of record during the past three years; (iii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors); (v) consideration is paid to the holders of the corporation's shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation's shares in the last two years or fair market value, and other specified conditions are met; or (vi) the transaction is approved by the holders of two-thirds of the voting shares other than those owned by the interested shareholder. An "interested shareholder" is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company's outstanding voting shares. The Florida Business Corporation Act defines "beneficial ownership" in more detail.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in that law. Our articles of incorporation provide that we shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We have entered into indemnification agreements with each of our directors and executive officers wherein we agree to indemnify each of them to the fullest extent permitted by law, and we may from time to time enter into other agreements with such persons or other personnel regarding such indemnification.

         The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforeceable.

                                  LEGAL OPINION

         Broad and Cassel, a partnership including professional associations, Miami, Florida, is issuing an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Those financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Our consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2000 included in our 2002 Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report contained in our 2002 Form 10-K, and are incorporated by reference in this prospectus on the authority of Arthur Andersen as experts in giving that report. In accordance with SEC rules, the report of Arthur Andersen included in the 2002 Form 10-K is a copy of Arthur Andersen's previously issued report, which has not been reissued because Arthur Andersen has ceased operations.

         Accordingly, because Arthur Andersen has ceased operations, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and we have dispensed with the requirement to file Arthur Andersen's consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen that have been incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site located at http://www.sec.gov.

         Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The documents incorporated by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the following filings into this prospectus:

         (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (b) Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively;

         (c)      Our Current Report on Form 8-K filed on May 16, 2003;

         (d)      Our Current Report on Form 8-K filed on August 12, 2003;

         (e)      Our Current Report on Form 8-K filed on November 13, 2003;

         (f)      Our Current Report on Form 8-K filed on February 17, 2004;

         (g) The description of our common stock incorporated by reference in our Registration Statement on Form 8-A filed pursuant to
                  Section 12 of the Exchange Act, including any amendments and reports filed for the purpose of updating such description; and

         (h) All other reports filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by the Annual Report referred to in (a) above.

         We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, the registration statement, as permitted by the SEC's rules and regulations. For further information with respect to us and the common stock offered under this prospectus, please refer to the registration statement, including the exhibits. Copies of the registration statement, including exhibits, may be obtained from the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

         We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the information incorporated by reference in this prospectus. Exhibits to any of the documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Investor Relations Department, Hollywood Media Corp., 2255 Glades Road, Suite 221-A, Boca Raton, Florida 33431, telephone number (561) 998-8000.

         Prospective investors should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to by these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents, regardless of the time of the delivery of this prospectus or any sale of these securities. Our business, financial position and results of operations may have changed since that date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Hollywood Media Corp. estimates that its expenses in connection with this registration statement will be as follows:

         Securities and Exchange Commission registration fee.......... $3,152.71
         Legal fees and expenses......................................         *
         Accounting fees and expenses.................................         *
         Miscellaneous................................................         *
                                                                       ---------
                  Total............................................... $       *
                                                                       =========
         --------------
         * To be provided by amendment.

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Hollywood Media has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent provided for in the FBCA against liability which a director or officer may incur in his or her capacity as such. Hollywood Media's Articles of Incorporation, as amended, provide that Hollywood Media shall indemnify its officers and directors to the fullest extent not prohibited by law. Hollywood Media has entered into agreements with each of its directors and executive officers wherein it agreed to indemnify each of them to the fullest extent permitted by law, and Hollywood Media may from time to time enter into other agreements with such persons regarding such indemnification.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, the FBCA does not permit indemnification of a director or officer under certain circumstances, including in the event that a judgment or other final adjudication establishes that his or her actions or omissions were material to the cause of action so adjudicated and constitute: (a) violations of criminal laws, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) in the case of a director, a circumstance under which the director has liability for voting for or assenting to an unlawful distribution, and (d) willful misconduct or conscious disregard for the best interests of Hollywood Media in a proceeding by or in the right of Hollywood Media to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         Pursuant to certain registration rights agreements, each of Hollywood Media and certain of the selling shareholders have agreed to indemnify the others and their respective directors, officers, agents and representatives (and with respect to the indemnification by Hollywood Media, any underwriters) against certain liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Hollywood Media pursuant to the foregoing provisions, Hollywood Media has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Hollywood Media has obtained and currently intends to maintain in effect directors' and officers' liability insurance policies providing customary coverage for its directors and officers against losses and liabilities incurred by them in their capacities as directors and officers of Hollywood Media.

         The above discussion of the Hollywood Media's Articles of Incorporation, indemnification agreements, and Florida laws, is only a general summary and is respectively qualified in its entirety by such documents and laws.

ITEM 16.          EXHIBITS.

      EXHIBIT
      NUMBER         DESCRIPTION OF EXHIBIT
      ------         ----------------------

         3.1      Third Amended and Restated Articles of Incorporation(1)

         3.2      Bylaws(2)

         4.1      Form of Common Stock Certificate(3)

         4.2 Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media and American Stock Transfer & Trust Company, as Rights Agent(4)

         4.3 Amendment No. 1, dated as of December 9, 2002, to Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media Corp. and American Stock Transfer & Trust Company(5)

         5.1      Opinion and Consent of Counsel*

        10.1 Securities Purchase Agreement dated as of February 9, 2004, among Hollywood Media Corp. and the investors signatory thereto (6)

        10.2      Form of Callable Warrant.(6)

        10.3 Registration Rights Agreement dated as of February 9, 2004, among Hollywood Media Corp. and the investors signatory thereto (6)

        23.1      Consent of Independent Certified Public Accountants*

        23.2      Consent of Counsel (included in the opinion filed as Exhibit
                  5.1 to this registration statement)*

        24.1      Power of Attorney (included on signature pages hereof)**

------------------------
*  To be filed by amendment.
** Filed herewith.

(1) Incorporated by reference from the exhibit filed with Hollywood Media's Annual Report on Form 10-K for the year ended December 31, 2000.

(2) Incorporated by reference from the exhibit filed with Hollywood Media's Registration Statement on Form S-3 (File No. 333-91090).

(3) Incorporated by reference from the exhibit filed with Hollywood Media's Registration Statement on Form SB-2 (File No. 33-69294).

(4) Incorporated by reference from exhibit 1 to Hollywood Media's Current Report on Form 8-K filed on October 20, 1999.

(5) Incorporated by reference from the exhibit to Hollywood Media's Current Report on Form 8-K filed on December 10, 2002.

(6) Incorporated by reference from the exhibits to Hollywood Media's Current Report on Form 8-K filed on February 17, 2004.

ITEM 17.          UNDERTAKINGS.

         (a) RULE 415 OFFERING. The undersigned Registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i)   Include any prospectus required by Section
10(a)(3) of the Securities Act.

                           (ii)     Reflect in the prospectus any facts or
events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii)    Include any additional or changed material
information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Hollywood Media pursuant to the foregoing provisions, or otherwise, Hollywood Media has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Hollywood Media of expenses incurred or paid by a director, officer, or controlling person of Hollywood Media in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Hollywood Media will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Hollywood Media's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) The undersigned Registrant hereby undertakes that:

                           (i)      For purposes of determining any liability
under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                           (ii)     For the purposes of determining any
liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 11th day of March, 2004.

                                    HOLLYWOOD MEDIA CORP.

                                    By:  /s/ Mitchell Rubenstein
                                         -------------------------
                                         Mitchell Rubenstein
                                         Chairman of the Board and
                                         Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this registration statement hereby constitutes and appoints Mitchell Rubenstein and Laurie S. Silvers, each of them singly, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and he or she hereby ratifies and confirms all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

       SIGNATURE                               TITLE                               DATE
       ---------                               -----                               ----

/s/ Mitchell Rubenstein       Chairman of the Board and Chief Executive         March 11, 2004
-----------------------       Officer (Principal executive officer)
Mitchell Rubenstein

/s/ Laurie S. Silvers         Vice Chairman of the Board, President and         March 11, 2004
-----------------------       Secretary
Laurie S. Silvers

/s/ Scott Gomez               Vice President of Finance and Accounting          March 11, 2004
-----------------------       (Principal financial and accounting
Scott Gomez                   officer)

/s/ Harry T. Hoffman          Director                                          March 11, 2004
--------------------
Harry T. Hoffman

                              Director                                          March __, 2004
-----------------------
Robert E. McAllan

/s/ Deborah J. Simon          Director                                          March 11, 2004
-----------------------
Deborah J. Simon